SECURITIES AND EXCHANGE COMMISSION

[Release No. IC - 29666; 812-13902]

UBS AG., <u>et al.</u>; Notice of Application and Temporary Order

May 9, 2011

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

<u>Summary of Application</u>: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against UBS Financial Services Inc. ("UBSFS") on May 6, 2011 by the United States District Court for the District of New Jersey ("Injunction") until the Commission takes final action on an application for a permanent order. Applicants also have applied for a permanent order.

<u>Applicants</u>: UBSFS; UBS AG; UBS IB Co-Investment 2001 GP Limited ("ESC GP"); UBS Alternative and Quantitative Investment LLC ("UBS Alternative"); UBS Willow Management, L.L.C. ("UBS Willow"), UBS Eucalyptus Management, L.L.C. ("UBS Eucalyptus") and UBS Juniper Management, L.L.C. ("UBS Juniper") (UBS Willow, UBS Eucalyptus, and UBS Juniper are referred to collectively as "UBS Alternative Managers"); UBS Global Asset Management (Americas) Inc. ("UBS Global AM Americas"); and UBS Global Asset Management (US) Inc. ("UBS Global AM US") (each an "Applicant" and collectively, the "Applicants").[1]

<u>Filing Dates</u>: The application was filed on May 9, 2011.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of which USBFS is or may become an affiliated person (together with the applicants, the "Covered Persons").

Hearing requests should be received by the Commission by 5:30 p.m. on June 3, 2011, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: UBSFS, 1200 Harbor Boulevard, Weehawken, NJ 07086; UBS AG and ESC-GP, c/o UBS Investment Bank, 677 Washington Boulevard, Stamford, CT 06901; UBS Alternative, 677 Washington Boulevard, Stamford, CT 06901;UBS Willow, UBS Eucalyptus, and UBS Juniper, 299 Park Avenue, 29th Floor, New York, NY 10171; UBS Global AM Americas, One North Wacker Drive, Chicago, IL 60606 and UBS Global AM US, 1285 Avenue of the Americas, 12th Floor, New York, NY 10019.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at 202-551-6811 or Daniele Marchesani, Branch Chief, at 202-551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   UBS AG, a company organized under the laws of Switzerland, is a Swiss-based global financial services firm. UBS AG and its subsidiaries provide global wealth management, securities and retail and commercial banking services. Each of the Applicants is either directly or indirectly controlled by UBS AG. UBSFS is a corporation organized under the laws of Delaware and provides a wide range of wealth management services, including financial

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planning and wealth management consulting, asset-based and advisory services and transaction-based services, to clients in the United States and throughout the world. UBSFS, UBS Alternative, UBS Alternative Managers,[2] and UBS Global AM Americas are investment advisers registered under the Investment Advisers Act of 1940, and all but UBSFS currently serve as investment advisers to registered management investment companies ("Funds"). UBSFS and UBS Global AM US are registered as broker-dealers under the Securities and Exchange Act of 1934 ("Exchange Act"). UBS Global AM US serves as principal underwriter to various open-end Funds. UBS AG and ESC GP provide investment advisory services to employees' securities companies ("ESCs"), as defined in section 2(a)(13) of the Act, which provide investment opportunities for highly compensated key employees, officer, directors and current consultants of UBS AG and its affiliates.

2.　　　On May 6, 2011, the United States District Court for the District of New Jersey entered a judgment, which included the Injunction, against UBSFS ("Judgment") in a matter brought by the Commission.[3] The Commission alleged in the complaint ("Complaint") that UBSFS violated section 15(c) of the Exchange Act on account of the conduct of certain former employees of UBSFS with respect to the temporary investment of proceeds of tax-exempt municipal securities in reinvestment products such as guaranteed investment contracts, repurchase agreements, and forward purchase agreements. Beginning in 2000 and continuing through 2004, the former employees are alleged to have participated in conduct in connection with the competitive bidding for these products that involved the steering of business to UBSFS and the submission of purposefully non-winning bids in UBSFS's capacity as a reinvestment provider, and the steering of business to other firms in the UBSFS's capacity as a bidding agent.

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[2] UBS Alternative is managing member of UBS Alternative Managers.

[3] Securities and Exchange Commission v. UBS Financial Services Inc., Case No. 11-cv-2539-WJM (D. N.J. May 6, 2011).

Without admitting or denying any of the allegations in the Complaint, UBSFS consented to the entry of the Injunction and other equitable relief, including certain undertakings.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust, or registered face-amount certificate company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control, with the other person. Applicants state that UBSFS is an affiliated person of each of the other Applicants within the meaning of section 2(a)(3). Applicants state that, as a result of the Injunction, they would be subject to the prohibitions of section 9(a).

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) of the Act if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting the Applicants and the other Covered Persons from the disqualification provisions of section 9(a).

3.   Applicants believe that they meet the standards for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly

and disproportionately severe and that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the requested exemption from section 9(a).

4. Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants acting as an investment adviser or depositor of any registered investment company or ESC, or principal underwriter for any open-end Fund, registered unit investment trust or registered face-amount certificate company ("Fund Service Activities"). Applicants note that (i) none of the current or former directors, officers, or employees of the Applicants (other than UBSFS) had any knowledge of, or had any involvement in, the conduct alleged in the Complaint; and (ii) the personnel at UBSFS who were involved in the violations alleged in the Complaint are no longer employed by UBSFS. Applicants further note that the business unit in which the former employees were employed was closed by UBSFS in June 2008. Applicants state that the personnel at UBSFS who were involved in the violations alleged in the Complaint have had no and will not have any future involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act.

5. Applicants state that the inability of the Applicants to engage in Fund Service Activities would result in potentially severe financial hardships for the registered investment companies they serve and the registered investment companies' shareholders or unitholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors of the Funds (the "Boards"), including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, regarding the Injunction, any impact on the Funds, and the application. Applicants state that they will provide the Boards with all information concerning the Injunction and the application that is

necessary for the Funds to fulfill their disclosure and other obligations under the federal

securities laws.

6.   Applicants also state that, if they were barred from providing Fund Service

Activities to registered investment companies and ESCs, the effect on their businesses and

employees would be severe. Applicants state that they have committed substantial resources to

establish an expertise in providing Fund Service Activities. Applicants further state that

prohibiting them from providing Fund Service Activities would not only adversely affect their

businesses, but would also adversely affect approximately 550 employees that are involved in

those activities. Applicants also state that disqualifying UBS AG and ESC GP from continuing

to provide investment advisory services to ESCs is not in the public interest or in furtherance of

the protection of investors. Because the ESCs have been formed for the benefit of key

employees, officers, directors and current consultants of UBS AG and its affiliates, it would not

be consistent with the purposes of the ESC provisions of the Act to require another entity not

affiliated with UBS AG to manage the ESCs. In addition, participants in the ESCs have

subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an

affiliate of UBS AG.

7.   Applicants state that Applicants and certain other affiliated persons of UBSFS

have previously received orders under section 9(c) of the Act, as the result of conduct that

triggered section 9(a), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the

following condition:

Any temporary exemption granted pursuant to the application shall be without

prejudice to, and shall not limit the Commission's rights in any manner with respect to,

any Commission investigation of, or administrative proceedings involving or against,

Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that the Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from May 6, 2011, until the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary